

January 25, 2013

<u>Via Email</u>
Alan W. Becker
Bose McKinney & Evans LLP
111 Monument Circle, Suite 2700
Indianapolis, Indiana 46204

> **Re:** **Emmis Communications Corp.**
> **Schedule TO-I filed January 16, 2013**
> **SEC File No. 5-43521**

Dear Mr. Becker:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited review of the filing listed above. The scope of our review is limited to the matters identified below. All defined terms have the same meaning as in your filing, unless otherwise noted.

Please respond to this letter promptly by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

<u>Schedule TO-I – Offer to Exchange – Exhibit (a)(1)(i)</u>

<u>Summary – How many shares of Restricted Stock will I receive for the options I exchange? Page 1</u>

1. We note the statement on the cover page that although holders of options with exercise prices greater than $2.95 are included in the offer, holders of options with exercise prices of $11.22 or $17.45 are not because any exchange of the latter options would result in a grant of no Restricted Stock units. However, the chart on page 1 of the

Summary shows that holders of options with an exercise price of $15.48 also will receive no Restricted Stock units if they tender those options. In your response letter, please explain the disparate treatment, with a view to revised disclosure if necessary.

Closing Information

Please respond to our comment above promptly. We may have further comments upon receipt of your response; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should transmit your response letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with our comment is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- It is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Please direct any questions about these comments or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and
Acquisitions